Exhibit 4.1

DESCRIPTION OF LIFETIME BRANDS, INC.’S SECURITIES
REGISTERED UNDER
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED
General

The following is a summary of certain rights and privileges of the common stock of Lifetime Brands, Inc. (“Lifetime”), a corporation organized under the laws of the state of Delaware.

This summary does not purport to be complete. Reference is made to the provisions of Lifetime’s Second Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and Lifetime’s Amended and Restated Bylaws (“Bylaws”) that are filed as exhibits to the Annual Report on Form 10-K to which this is filed as an exhibit. The following also summarizes certain applicable provisions of Delaware law.

Under Lifetime’s Certificate of Incorporation, Lifetime is authorized to issue 50,000,000 shares of common stock, $.01 par value (the “common stock”), 100 shares of Series A preferred stock, par value $1.00 (the “Series A preferred stock”), and 2,000,000 shares of Series B preferred stock, par value $1.00 (the “Series B preferred stock”).

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Directors are elected by a plurality of the votes cast in the election of directors, and any other corporate action to be taken at a meeting of stockholders may be authorized by the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote thereon. No stockholder has the right of cumulative voting. Our Board of Directors (the “Board”) is not classified. Our directors are elected for one-year terms.

In the event of Lifetime’s liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. There are no provisions in our Certificate of Incorporation or Bylaws discriminating against existing or prospective holders of our common stock as a result of any stockholder owning a substantial amount of our common stock.

Preferred Stock

There are no shares of preferred stock outstanding.

Dividend Rights.

The holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the Board out of funds legally available for that purpose, if the dividends due to any outstanding shares of preferred stock have been paid in full. Any future holders of Series A preferred stock will be entitled to receive, when, as and if declared by the Board and out of Lifetime’s assets which are legally available for the payment of dividends, cumulative preferential cash dividends in the amount of $700 per annum for each share of Series A preferred stock held, payable quarterly. Whenever dividends upon any issued and outstanding Series A preferred stock have been paid in full, the Board may declare cash dividends on any shares of Series B preferred stock at a rate to be established by the Board. Whenever dividends upon any issued and outstanding Series B preferred stock have been paid in full, the Board may declare cash dividends on the issued and outstanding shares of common stock.

Liquidation and Dissolution Rights.

In the event of any liquidation, dissolution or winding up of Lifetime’s affairs, each issued and outstanding share of Series A preferred stock shall entitle its holder to payment at the rate of $10,000 per share plus all accrued and unpaid dividends. After payment in full of the Series A preferential amount, each issued and outstanding share of

Series B preferred stock shall entitle its holder to payment at the rate of the par value per share plus all accrued and unpaid dividends. Thereafter, the remaining assets, if any, shall be distributed to the holders of common stock, ratably.

Voting Rights. Except as any provision of law may otherwise require, no shares of Series A preferred stock or Series B preferred stock shall entitle the holder thereof to any voting power.

Delaware Law Anti-Takeover Provisions

Provisions of Delaware law could make the acquisition of Lifetime through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. Lifetime expects these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Lifetime to first negotiate with our Board. Lifetime believes that the benefits provided by its ability to negotiate with the proponent of an unfriendly or unsolicited bid outweigh the disadvantages of discouraging these bids. Lifetime believes the negotiation of an unfriendly or unsolicited bid could result in an improvement of its terms.

Lifetime is subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•on or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” for these purposes includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” for these purposes is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. Lifetime expects the existence of this provision to have an anti-takeover effect with respect to transactions the Board does not approve in advance. Lifetime also anticipates that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

While Section 203 is the default provision under the DGCL, the DGCL allows companies to opt out of Section 203 through approval by their board of directors of either the business combination or the transaction that results in the person becoming an interested stockholder.

Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws

Some provisions of our Certificate of Incorporation and Bylaws could make the acquisition of control of Lifetime and/or the removal of our existing management more difficult, including those that provide as follows:

•we have advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors;

•cumulative voting in the election of our Board, which would otherwise allow holders of less than a majority of our shares to elect director candidates, is not permitted;

•our Board may amend or repeal our Bylaws, or adopt new bylaws without stockholder approval;

•our Board can increase or decrease the size of the Board without stockholder approval; and

•stockholders do not have the right to call a special meeting of stockholders.

These provisions may discourage coercive takeover practices and inadequate takeover bids. They may also encourage persons seeking to acquire control of Lifetime to first negotiate with our Board. We believe that the benefits of our increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that these benefits outweigh the disadvantages of discouraging the proposals. Negotiating with the proponent could result in an improvement of the terms of the proposal.

Stock Exchange Listing

Our common stock is traded on the Nasdaq Stock Market under the symbol “LCUT.”

Transfer Agent and Registrar

Our transfer agent and registrar is Computershare Investor Services, P.O. Box 505000, Louisville, KY 40233-5000.